September 30, 2016

Via EDGAR

Mr. Trace Rakestraw

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Ms. Marianne Dobelbower

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Short-Term Investments Trust

File Nos. 811-02729 and 002-58287

AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)

File Nos. 811-07890 and 033-66242

AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)

File Nos. 811-05460 and 033-19862

Dear Mr. Rakestraw and Ms. Dobelbower:

Below are responses to your comments, which we discussed on September 13, 2016 and September 15, 2016, regarding the following filings:

•	Post-Effective Amendment No. 72 (the “Amendment”) to the Short-Term Investments Trust registration statement on Form N-1A.

•	Post-Effective Amendment No. 59 (the “Amendment”) to the AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) registration statement on Form N-1A.

•	Post-Effective Amendment No. 59 (the “Amendment”) to the AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) registration statement on Form N-1A.

Each of the above Amendments was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective October 12, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

Short-Term Investments Trust

These comments and responses apply to Cash Management Class, Corporate Class, Institutional Class, Personal Investment Class, Private Investment Class, Reserve Class and Resource Class Shares of Liquid Assets Portfolio, STIC Prime Portfolio, Treasury Portfolio, Government & Agency Portfolio, Government TaxAdvantage Portfolio, and Tax-Free Cash Reserve Portfolio (each a “Fund”).

PROSPECTUS

Annual Fund Operating Expenses –All Funds, except Government & Agency Portfolio

1.	Comment: Please confirm that all fee waivers identified in the fee table will be in effect for at least one year from the effective date of the prospectus.

Response: The Registrant confirms that the fee waivers identified in the fee table will be in effect through December 31, 2017. The disclosure has been updated to reflect this date.

Annual Fund Operating Expenses- Liquid Assets Portfolio (p.1)

2.	Comment: The Distribution and/or Service (12b-1) Fees line item in the Fee Table for Reserve Class is 0.87%. Please confirm what is captured in the 0.87% and whether it consists of more than the distribution and service (12b-1) fees.

Response: The Fund’s Third Amended and Restated Distribution Plan states that 0.87% is the maximum distribution fee to be paid by Reserve Class. The Maximum Shareholder Services (12b-1) Fee paid is 0.25% and the remaining portion is paid toward the Distribution Fee (0.62%).

Principal Investment Strategies of the Fund and Objective(s) and Strategies – STIC Prime Portfolio (pgs. 5, 22)

3.	Comment: Disclosure under “Principal Investment Strategies of the Fund” and “Objective(s) and Strategies” states “[t]he Fund may invest in U.S. dollar-denominated foreign securities.” Please confirm whether there a limit on such securities and if so, please disclose.

Response: The Registrant confirms that there is no limit on investing in U.S. dollar-denominated foreign securities in STIC Prime Portfolio.

Principal Investment Strategies of the Fund and Objective(s) and Strategies – Government & Agency Portfolio (pgs. 11, 25)

4.	Comment: Disclosure under “Principal Investment Strategies of the Fund” and “Objective(s) and Strategies” indicates that 80% of the Fund’s net assets will be invested in direct obligations of the U.S. Treasury. Please consider including “bills, notes and bonds” after U.S. Treasury, as is noted in other Funds in the Registrant.

Response: The Registrant has revised the disclosure as follows:

“In addition, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested, under normal circumstances, in direct obligations of the U.S. Treasury, and other securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies and instrumentalities, as well as repurchase agreements secured by those obligations. Direct obligations of the U.S. Treasury generally include bills, notes and bonds.”

Principal Investment Strategies of the Fund – Tax-Free Cash Reserve Portfolio (p. 17)

5.	Comment: Disclosure in the fifth paragraph under “Principal Investment Strategies of the Fund” states “[m]unicipal lease obligations, synthetic municipal securities and certain types of industrial revenue bonds are treated as municipal securities.” Please consider summarily explaining synthetic municipal securities.

Response: The Registrant has revised the disclosure in both the summary prospectus and statutory prospectus, so that a parenthetical definition is included for synthetic municipal securities:

“Municipal lease obligations, synthetic municipal securities (which include tender option bonds and variable rate instruments which are created when fixed rate bonds are coupled with a third-party demand feature) and certain types of industrial revenue bonds are treated as municipal securities.”

Principal Investment Strategies of the Fund and Objective(s) and Strategies – Tax-Free Cash Reserve Portfolio (pgs. 17, 29)

6. Comment: Disclosure under “Principal Investment Strategies of the Fund” and “Objective(s) and Strategies” indicates the Fund may invest in U.S. dollar-denominated foreign securities. In the last quarterly report dated May 31, 2016, over 98% of the Fund was invested in Municipal Obligations. Please confirm whether investments in U.S. dollar-denominated foreign securities are a principal investment strategy of the Fund and if not, please delete such disclosure.

Response: The Registrant has deleted the sentence stating that the Fund may invest in U.S. dollar-denominated foreign securities.

Principal Risks of Investing in the Fund and Risks – Tax-Free Cash Reserve Portfolio (pgs. 17, 29)

7.	Comment: With respect to the Banking and Financial Services Industry Focus Risk, please confirm this risk complies with the 80% policy in the Fund’s principal investment strategies.

Response: The Registrant has deleted the Banking and Financial Services Industry Focus Risk as it is no longer a principal risk of investing in the Fund.

Principal Risks of Investing in the Fund and Risks – Tax-Free Cash Reserve Portfolio (pgs. 18, 30)

8.	Comment: With respect to U.S. Government Obligations Risk and Variable-Rate Demand Notes Risk, please confirm if these are principal risks. If so, consider adding appropriate disclosure in the principal investment strategies section for this Fund.

Response: The Registrant has deleted the U.S. Government Obligations Risk as it is not a principal risk of investing in the Fund. Variable-Rate Demand Notes Risk is a principal risk of investing in the Fund and will remain. Registrant notes the disclosure on page 17 under “Principal Investment Strategies of the Fund” regarding the ability of the Fund to invest in such instruments.

General Information Section – Redeeming Shares - Payment of Redemption Proceeds – Liquid Assets Portfolio and STIC Prime Portfolio (p. A-3)

9.	Comment: With respect to first paragraph under “Liquid Assets Portfolio and STIC Prime Portfolio,” consider adding that the net asset value (“NAV”) received by the redeeming shareholder will be the NAV next determined after the request for the redemption is received.

Response: The Registrant has revised the disclosure as follows:

Liquid Assets Portfolio and STIC Prime Portfolio

For Liquid Assets Portfolio and STIC Prime Portfolio, the Funds’ transfer agent will normally wire payment for redemptions received prior to 3:00 p.m. Eastern Time on the business day received, and in any event no more than seven days, after your redemption request is received in good order. However, depending on such factors as market liquidity and the size of the redemption, proceeds may not be wired until the next business day. If the Funds’ transfer agent receives a redemption request on a business day after 3:00 p.m. Eastern Time (for Liquid Assets Portfolio 8:00 a.m., 12:00 p.m. and 3:00 p.m. Eastern time), the redemption will be effected at the net asset value of each Fund next determined, which may be on the next business day, and the Funds’ transfer agent will normally wire redemption proceeds on such next business day, and in any event no more than seven days, after your redemption request is received in good order.”

General Information Section – Fund Tax Basics (p. A-8)

10.	Comment: The tenth bullet paragraph under “Fund Tax Basics” states that “Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local income taxes.” Please clarify that this particular disclosure does not apply to Tax-Free Cash Reserve Fund.

Response: The Registrant has revised the disclosure as follows:

“Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local income taxes, except for Tax-Free Cash Reserve Portfolio. Information on Tax-Free Cash Reserve Portfolio is located below, under the heading “Tax-Free Cash Reserve Portfolio.”

General Information Section – Fund Tax Basics – Tax-Free Cash Reserve Portfolio (p. A-8)

11.	Comment: With respect to Tax-Free Cash Reserve Portfolio, explain how the Fund will handle shareholders that are not considered “natural persons,” such as in Corporate Class and Institutional Class. Please confirm that shareholders in funds designated as retail money market funds will be retail shareholders/natural persons.

Response: The Registrant confirms that all shareholders in Invesco money market funds designated as “retail money market funds,” as defined in Rule 2a-7 under the 1940 Act, will be eligible investors for such funds as of October 14, 2016. Effective August 1, 2016, each Invesco retail money market fund was closed to new investment by investors who were not eligible to own retail money market fund shares. Institutional investors will transition their investments in Invesco retail money market funds to one or more Invesco government or institutional money market funds on or before October 14, 2016. The share classes will retain the names “Corporate Class” and “Institutional Class,” but will not contain investors ineligible for investment in a retail money market fund.

STATEMENT OF ADDITIONAL INFORMATION

        Investment Sub-Advisers (p. 33)

12.	Comment: Please explain whether the sub-advisers listed on page 33 are sub-advisers to the Funds.

Response: Each sub-adviser listed on page 33 is a sub-adviser to the Funds under a Master Intergroup Sub-Advisory Contract but is not currently managing any assets of the Funds. Pursuant to prior comments from the SEC Staff, we have included disclosure regarding these inactive sub-advisers in the Statement of Additional Information and have committed that, on or prior to a sub-adviser beginning to actively manage assets for a Fund, will modify the Fund’s prospectus to add the disclosure about the sub-adviser that is required by Item 5 of Form N-1A.

AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)

These comments and responses apply to Invesco Tax-Exempt Cash Fund (the “Fund”).

PROSPECTUS

Fees and Expenses of the Fund (p. 1)

1.	Comment: If Acquired Fund Fees and Expenses will be more than one basis point, please include a separate line item in the fee table.

Response: The Registrant confirms that the Acquired Fund Fees and Expenses are currently not more than one basis point.

Principal Investment Strategies of the Fund and Objective(s) and Strategies (pgs. 1, 3)

2.	Comment: Disclosure indicates that in complying with the 80% investment requirement, the Fund may include other instruments that have economic characteristics similar to the Fund’s direct investments that are counted toward the 80% investment requirement. Please describe with specificity what such instruments are and explain in the correspondence letter how such instruments are valued.

Response: The Registrant respectfully declines to revise the disclosure and submits that the types of securities included for purposes of the Fund’s 80% test and considered a principal investment strategy are sufficiently described in the Fund’s principal investment strategies. The Registrant supplementally provides that the phrase “instruments with similar economic characteristics” refers to derivatives with economic characteristics similar to those of the securities in the Fund’s 80% policy. Rule 35d-1 does not require the Fund to provide a list of all security types in which the Fund may invest. The Fund has included in its principal investment strategies the types of instruments in which the Fund considers to be part of its principal investment strategy. The disclosure does not, however, serve as a complete, exhaustive list of the types of instruments that may be included in the 80% bucket. The Fund views that 80% bucket – and the securities that are listed – as principal parts of its investment strategies. While other instruments that have economic characteristics similar to the Fund’s direct investments that are counted toward the 80% investment requirement may fit under the 80% bucket, the Fund does not deem such securities to be so principal to its investment strategies as to require specific discussion in the principal investment strategies or principal risk sections.

The value of derivative instruments is calculated for purposes of the Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

3.	Comment: Disclosure states that “[o]ther securities held by the Fund may be structured with demand features which have the effect of shortening the security’s maturity.” Please revise this sentence so that it is in plain English.

Response: The Registrant has replaced the disclosure with the following:

“Other securities held by the Fund provide the Fund the right to demand payment at specified intervals prior to maturity, which has the effect of shortening the security’s maturity.”

4.	Comment: Disclosure in the fourth paragraph under “Principal Investment Strategies of the Fund” states “[m]unicipal lease obligations, synthetic municipal securities and certain types of industrial revenue bonds are treated as municipal securities.” Please consider summarily explaining synthetic municipal securities.

Response: The Registrant has revised the disclosure in both the summary prospectus and statutory prospectus, so that a parenthetical definition is included for synthetic municipal securities:

“Municipal lease obligations, synthetic municipal securities (which include tender option bonds and variable rate instruments which are created when fixed rate bonds are coupled with a third-party demand feature) and certain types of industrial revenue bonds are treated as municipal securities.”

Principal Risks of Investing in the Fund and Risks (pgs. 2, 4)

5.	Comment: With respect to the Banking and Financial Services Industry Focus Risk, confirm that this complies with the 80% policy in the Fund’s principal investment strategies.

Response: The Registrant has deleted the Banking and Financial Services Industry Focus Risk as it is no longer a principal risk of investing in the Fund.

Shareholder Account Information (p. A-1)

6.	Comment: In the second paragraph in this section, please confirm supplementally that this section complies with Frequently Asked Question #37 of the Division of Investment Management’s 2014 Money Market Reform Frequently Asked Questions (look through for retail money market funds).

Response: The Registrant confirms that this section complies with Frequently Asked Question #37 of the Division of Investment Management’s 2014 Money Market Reform Frequently Asked Questions.

General Comment – Shareholder Account Information

7.	Comment: Consider limiting disclosure to only this Fund if the Fund will be offered in a standalone prospectus going forward.

Response: Respectfully, Registrant believes that in an effort to maintain consistent disclosure across the Invesco fund complex, we intend to leave the disclosure in the registration statements for all retail Invesco funds, including the Fund.

Shareholder Account Information (p. A-11)

8.	Comment: In the section entitled Excessive Short-Term Trading Activity (Market Timing) Disclosures, please clarify whether the paragraph entitled Money Market Funds includes Short-Term Investments Trust?

Response: The Shareholder Account Information section included with this particular filing is for retail funds of which Short-Term Investments Trust has historically not been a part. A separate Shareholder Account Information section is used in the filing for Short-Term Investments Trust.

STATEMENT OF ADDITIONAL INFORMATION

Investment Sub-Advisers (p. 41)

9.	Comment: Please explain whether the sub-advisers listed on page 41 are sub-advisers of the Fund?

Response: Each sub-adviser listed on page 41 is a sub-adviser to the Fund under a Master Intergroup Sub-Advisory Contract but is not currently managing any assets of the Fund. Pursuant to prior comments from the SEC Staff, we have included disclosure regarding these inactive sub-advisers in the Statement of Additional Information and have committed that, on or prior to a sub-

adviser beginning to actively manage assets for the Fund, will modify the Fund’s prospectus to add the disclosure about the sub-adviser that is required by Item 5 of Form N-1A.

AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)

These comments and responses apply to Investor Class and Institutional Class of Premier Portfolio, Premier Tax-Exempt Portfolio and Premier U.S. Government Money Portfolio (each a “Fund”).

Premier Portfolio, Premier Tax-Exempt Portfolio and Premier U.S. Government Money Portfolio

PROSPECTUS

1.	Comment: Please confirm that all fee waivers identified in the fee table will be in effect for at least one year from the effective date of the prospectus.

Response: The Registrant confirms that the fee waivers identified in the fee table will be in effect through December 31, 2017. The disclosure has been updated to reflect this date.

Premier-Tax Exempt Portfolio

Objective(s) and Strategies (p. 9)

2.	Comment: The fifth sentence in the fifth paragraph under “Objective(s) and Strategies states “[s]ynthetic municipal securities include variable rate instruments, which are created when fixed rate bonds are coupled with a third party demand feature.” Please consider including a definition of synthetic municipal securities in the Fund’s Item 4 disclosure.

Response: The Registrant has revised the disclosure in both the summary prospectus and statutory prospectus, so that a parenthetical definition is included for synthetic municipal securities:

“Synthetic municipal securities (which include both tender options bonds and variable rate instruments which are created when fixed rate bonds are coupled with a third-party demand feature) and certain types of industrial revenue bonds are treated as municipal securities.”

With respect to the foregoing comments, Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6301, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson

Assistant General Counsel